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EXHIBIT 99.21
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Contact:          Jerry B. Hook, Ph.D.
                  President & Chief Executive Officer
                  Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, Ext. 205

FOR IMMEDIATE RELEASE


  Sparta Pharmaceuticals, Inc. Announces Patent Approval From The United States
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                           Patent and Trademark Office
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         Horsham, PA, October 17, 1997, Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announced that the United States Patent and Trademark Office has granted United States Patent #5,674,708 submitted by Dr. Harvey Rubin and colleagues of The University of Pennsylvania (Penn). The patent is entitled, "[alpha]-1- Antichymotrypsin Analogues Having Elastase Inhibitory Activity". This is the seventh United States patent to be granted through Sparta's collaboration with Penn.

Through a Sparta-funded grant, Dr. Rubin, who is a scientific advisor to the Company, has created a new class of recombinant modified human proteins that are specific serine protease inhibitors. The lead compound of this series, LEX 032, functions to inhibit acute, life-threatening inflammation. Sparta believes this product may have utility in acute pulmonary inflammation and reperfusion injury such as thrombo-embolic stroke. The Company was recently awarded a Phase II SBIR grant to support more detailed investigations with this compound in stroke.

According to Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer, "The issuance of this patent further strengthens our portfolio of compounds in this promising area of therapeutics."

The Company believes this recombinant serine protease inhibitor program has the potential to be successful in treating serious conditions where uncontrolled inflammatory responses may have fatal consequences including cardiovascular disorders, stroke, lung inflammation and pancreatitis. The Company has an exclusive license to over sixty compounds covered in the seven U.S. patents issued to Penn; international patents are pending.

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and



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animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.

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